GlaxoSmithKline plc 980 Great West Road Brentford Middlesex TW8 9GS

Tel: +44 (0)20 8047 5000 www.gsk.com
BY EDGAR	2 September 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
United States

Re:	GlaxoSmithKline plc (the “Company”) Annual Report on Form 20-F for the Fiscal Year Ended 31 December 2010 (File No. 001-15170)

Dear Mr. Rosenberg:

By letter dated 31 May 2011 (the “31 May Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended 31 December 2010 (“2010 Annual Report”) (File No. 001-15170) that we filed with the Commission on 4 March 2011.  We responded to the 31 May Comment Letter by letter dated 28 June 2011, and the Staff provided certain additional comments by letter dated 21 July 2011 (the “21 July Comment Letter”).  We also engaged in two discussions by telephone with the Staff regarding the 21 July Comment Letter.  Representatives of PricewaterhouseCoopers LLP, our independent auditors, and Cleary Gottlieb Steen & Hamilton LLP, our US counsel, also participated in the first of these discussions.

This letter includes our responses to the comments contained in the 21 July Comment Letter and, in certain instances, also includes proposed supplemental disclosure to be included in future annual reports on Form 20-F in response to the comments contained in the 21 July Comment Letter.  For convenience, we have reproduced the Staff’s comments and provided our responses immediately below.

Registered in England & Wales No. 3888792 Registered office 980 Great West Road Brentford, Middlesex. TW8 9GS

Mr. Jim Rosenberg, page 2

Notes to the financial statements
29 Other provisions, page 148

1.
Please refer to prior comment two. We continue to believe that the underlying circumstances of the US Government investigation of your former manufacturing site at Cidra, Puerto Rico, Paxil product liability and anti-trust litigation, the US Attorney’s investigation into your US sales and promotional practices and Avandia product liability cases are sufficiently dissimilar to warrant presentation of these legal proceedings in separate classes, consistent with your disclosure in Note 44. It does not appear that a single statement about all legal and other disputes fulfils the requirements of paragraphs 85(a) and (b) and 86(a) and (b) of  IAS 37, as specified in paragraph 87 of IAS 37. Please provide us proposed disclosure to be included in an amendment to your filing disaggregating the disclosure in the table on page 148, showing the charges and amounts utilized for each class and period (e.g. disaggregation of the £4.111 billion charge for 2010 and the £2.047 billion utilized in 2010).

As we explained in our letter of 28 June 2011 and discussions with the Staff, we have divided the Group’s total provision into classes relating to legal and other disputes, major restructuring programmes, employee related provisions, integration and manufacturing reorganisation and other provisions.  We continue to believe that it is appropriate to treat legal and other disputes as a single class of provision and that this meets the requirements of paragraphs 85 and 86 of IAS 37, as specified in paragraph 87 of IAS 37.

We therefore also continue to believe that providing the detailed financial analysis of the balance of and movements in our provision for legal and other disputes in total provides an appropriate level of disclosure and that this interpretation is consistent with the approach generally adopted in this area by entities reporting under International Financial Reporting Standards (“IFRS”).

2.
We believe the quantitative disclosures outside of the financial statements specified in SAB Topic 5Y Question 3 should be made for product liability claims, such as aggregate settlement costs, number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. We also believe that historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity should also be disclosed pursuant to the SAB. Please provide us proposed disclosure to be included in an amendment to your filing addressing all of these disclosures.

We continue to believe, as set out in our letter of 28 June 2011 and discussed with the Staff, that providing numbers of claims involved in a particular legal dispute or the other information indicated above in isolation is unlikely to provide a reliable indication of the outcome of that dispute or its potential financial impact on the Group and, in some circumstances, could give a misleading impression of the amount of liability the Group could face.  In addition, we believe the level of specific information we provide regarding these claims is consistent with the level of aggregation of provisions otherwise reflected in our disclosure in accordance with the requirements of IAS 37 and as discussed in our response to Comment 1 above. We also believe that the qualitative disclosure given in Note 44, ‘Legal proceedings’, together with the additional description of the process undertaken by the Group in responding to legal disputes as outlined in our response to Comment 3 below, is responsive to the guidance in SAB Topic 5Y Question 3.

Mr. Jim Rosenberg, page 3

While we do not believe any amendment to the 2010 Annual Report is necessary, we would propose, in response to the Staff’s comments, to expand the disclosure given in Note 44 in future annual reports on Form 20-F by indicating whether the Group has been able to make a reliable estimate of the expected financial effect, if any, of the various disputes.  The precise nature of this disclosure may vary from year to year, but in respect of the ‘Product liability’ category, the ‘Sales and marketing and regulation’ category, and the ‘Anti-trust/competition category’, we would propose to add the following form of text to each of the introductory paragraphs for the categories (assuming conditions similar to those in respect of these categories as at 31 December 2010):

“Where the Group is able to make a reliable estimate of the expected financial effect, if any, of the matters discussed in this category, it has included a provision in respect of such matters in the provision for legal and other disputes set out in Note 29, ‘Other provisions’.”

3.
Please refer to prior comment two. Please provide us proposed disclosure to be included under Financial Review 2010 on page 34 in an amendment to your filing of the new information, specific events or other factors that determined your recognition in 2010, instead of earlier periods, of legal obligations for the US Government investigation of your former manufacturing site at Cidra, Puerto Rico, Paxil product liability and anti-trust litigation, the US Attorney’s investigation into your US sales and promotional practices and Avandia product liability cases.

We recognised the £4.111 billion legal charge in 2010 in accordance with our stated accounting policy for legal and other disputes set out in Note 2, ‘Accounting principles and policies’.  Management’s judgement was, based on the advice of internal and external legal advisors, that during 2010 various disputes had either reached the stage where we considered it was probable that there would be an outflow of resources from the Group and that we could make a reliable estimate of that outflow, or had developed such that our estimate of the probable outflow had changed sufficiently to require an increase in the provision previously recognised.

Accordingly, and as disclosed in press releases in July 2010 and January 2011,we recognised the legal charge to reflect the best estimates of the potential outcomes of the most significant outstanding legal and other disputes, including those primarily relating to a US Government investigation of the Group’s former manufacturing site at Cidra, Puerto Rico, product liability and anti-trust litigation relating to Paxil, an investigation by the US Attorney’s Office for the District of Colorado into US sales and promotional practices and product liability cases regarding Avandia in the USA.  During the fourth quarter of 2010, we reached an agreement with the US Government regarding the investigation of the former manufacturing site at Cidra, Puerto Rico under which we agreed to pay $750 million in penalties.  With regard to the Avandia product liability lawsuits and the Paxil product liability and anti-trust litigation, discussions with lawyers representing the majority of plaintiffs in these cases had progressed to such an extent that we were able to make a reliable estimate of the costs to resolve the majority of claims in such litigation.  Also in the fourth quarter of 2010, for Avandia, a significant number of new claims were filed against the Group in part as a result of the action of the US Food and Drug Administration on 23 September 2010 to restrict the use of Avandia in the USA.  Similarly, our discussions with the US Government with regard to sales and promotional practices had progressed to such an extent that, by the end of 2010, we were able to make a reliable estimate of the potential monetary penalties that possibly could be assessed against the Group to resolve the investigation.  The ongoing settlement process involving discussions with plaintiffs’ lawyers and government prosecutors for these matters facilitated the Group’s ability to make a reliable assessment by the end of the fourth quarter of 2010 of the potential exposure the Group faces in each matter, thereby leading to the £4.111 billion legal charge for 2010.

While we do not believe any amendment to the 2010 Annual Report is necessary, we would propose, in response to the Staff’s comments, to explain more clearly the process followed by the Group in addressing legal and other disputes by including the following additional explanatory text in the ‘Critical accounting policies’ section of the ‘Business review’ in future annual reports on Form 20-F:

‘Like many pharmaceutical companies, the Group is faced with various complex product liability, anti-trust and patent litigation, as well as investigations of its operations conducted by various governmental regulatory agencies.  Throughout the year, the General Counsel of the Group, as head of the Group’s legal function, and the Senior Vice President and Head of Global Litigation for the Group, who is responsible for all litigation and government investigations, routinely brief the Chief Executive Officer, the Chief Financial Officer and the Board of Directors on the significant litigation pending against the Group and governmental investigations of the Group.  These meetings detail the status of all significant litigation and governmental investigations, including estimates, where possible, of the potential monetary exposure of the Group as a result of such litigation and investigations.  Often, external counsel assisting the Group with various litigation matters and investigations will also assist in the briefing of the Board and senior management.  Following these discussions, for those matters where it is possible to make a reliable estimate of the amount of a provision, if any, required, the level of provision for legal and other disputes is reviewed and adjusted as appropriate.’

4.
Please refer to prior comment three. Consistent with guidance in paragraph 85 of IAS 37, please provide us proposed disclosure to be included in an amendment to your filing addressing the expected timing of resource outflows, the uncertainties governing the amount or timing of these outflows and the major assumptions made about future events governing these outflows for each class of provision, particularly the US Government investigation of your former manufacturing site at Cidra, Puerto Rico, Paxil product liability and anti-trust litigation, the US Attorney’s investigation into your US sales and promotional practices and Avandia product liability cases.

Mr. Jim Rosenberg, page 4

While we do not believe any amendment to the 2010 Annual Report is necessary, we would propose, in response to the Staff’s comments, to expand the disclosure given in Note 29, ‘Other provisions’, in future annual reports on Form 20-F by adding further text, substantially as follows and updated as appropriate, to the fourth paragraph of the ‘Legal and other disputes’ section (new text is underlined):

“It is in the nature of the Group’s business that a number of these matters, including those provided using the IBNR actuarial technique, may be the subject of negotiation and litigation over ~~several~~ many years.  Litigation proceedings, including the various appeal procedures, often take many years to reach resolution, and out-of-court settlement discussions can also often be protracted.  The Group is in potential settlement discussions in a number of the disputes for which amounts have been provided and, based on its current assessment of the progress of these disputes, estimates that £x.x billion of the amount provided at 31 December 20xx will be settled within one year and the majority of the remainder within a further two years.”

44 Legal proceedings, page 178

5.
Please refer to prior comment four. For each class of contingent liability, where the possibility of a resource outflow in settlements is other than remote but you are unable to reliably estimate the financial effect, please provide us proposed disclosure to be included in an amendment to your filing describing the nature of the underlying legal proceedings and related contingent liabilities.

We believe that, consistent with our response to Comment 1 above, the disclosures provided in the 2010 Annual Report meet the requirements of paragraphs 86-92 of IAS 37.  Nevertheless, as offered in our letter of 28 June 2011, we would propose, in response to the Staff’s comments, to expand the disclosure in future annual reports on Form 20-F in the manner set out in such letter.

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If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

Yours sincerely,

/s/ Victoria Whyte

Victoria Whyte
Company Secretary

cc:	Mr. Frank Wyman, Securities and Exchange Commission
Ms. Lisa Vanjoske, Securities and Exchange Commission
Mr. Andy Kemp, PricewaterhouseCoopers LLP
Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP
Mr. Simon Dingemans, GlaxoSmithKline
Ms. Lisa DeMarco, GlaxoSmithKline
Mr. Christopher Buckley, GlaxoSmithKline